Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that it has obtained approval from the Central Bank of Brazil to purchase approximately 11.38% of the total capital (considering the current number of shares issued) of XP Inc., a company headquartered in the Cayman Islands and listed on Nasdaq, as provided for in the Stock Purchase Agreement and Other Covenants entered into on May 11, 2017 by and between some of our affiliates and XP Controle Participações S.A., General Atlantic (XP) Bermuda LP, and Dyna III Fundo de Investimento em Participações Multiestratégia, among others. This transaction is scheduled to be completed in 2022, after the disclosure of the audited financial statements of XP Inc. for the fiscal year ended December 31, 2021. The approval from applicable foreign regulatory bodies is also a requirement for such transaction to be consummated.    Itaú Unibanco will keep its stockholders and the market updated about the progress of this transaction. São Paulo (State of São Paulo), November 08, 2021.    RENATO LULIA JACOB    Head of Investor Relations and Market Intelligence